Page 1 of 37

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of  January, 2004
                                   -------------------------------------


                              ATI TECHNOLOGIES INC.
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                               Page 1 of 37 Pages
                           Index is located on Page 2

                                      INDEX


Document                                                                            Page Number
Notice of Annual and Special Meeting of Shareholders dated December 19, 2003             3

Management Information Circular dated December 19, 2003                                  4

Form of Proxy                                                                            36

Signature Page                                                                           37


                                                                   Page 3 of 37
                              ATI TECHNOLOGIES INC.
                      NOTICE OF ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

This document provides formal notification of your invitation to attend the Annual and Special Meeting of Shareholders (the "Meeting") of ATI Technologies Inc. (the "Company"). The Meeting will be held at:

                                    The Carlu
                          444 Yonge Street, 7th Floor,
                                Toronto, Ontario
                                       on
                            Tuesday, January 27, 2004
                           at 2:00 p.m. (Toronto time)

As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the "Circular"). This Circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the proxy form to the Company's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") at the Toronto offices of CIBC Mellon, no later than 5:00 p.m. (Toronto time) on Monday, January 26, 2004 or present the proxy form at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your broker, securities dealer, bank, trust company or similar entity in order to vote your shares.

The following business will be conducted at the Meeting:

              1. presentation of the financial statements of the Company for the fiscal year ended August 31, 2003, and the auditors' report thereon;

              2.       election of directors;

              3. appointment of auditors and authorizing the directors to fix the remuneration of the auditors;

              4. consideration and, if deemed appropriate, approval of amended Restricted Share Unit Plans; and

              5. transaction of any other business that is properly brought before the Meeting.

                                            BY ORDER OF THE BOARD


                                            //Dean Blain//


Markham, Ontario                            Dean J. Blain
December 19, 2003                           Corporate Secretary

                                                                   Page 4 of 37
==============================================================================


                              ATI TECHNOLOGIES INC.

                                     NOTICE
                                       AND
                         MANAGEMENT INFORMATION CIRCULAR
                                     FOR THE
                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

                                  to be held at
                                   The Carlu,
                          444 Yonge Street, 7th Floor,
                                Toronto, Ontario
                                       on
                            Tuesday, January 27, 2004
                           at 2:00 p.m. (Toronto time)

          THIS BOOKLET CONTAINS IMPORTANT INFORMATION FOR SHAREHOLDERS

==============================================================================

                                                                  Page 5 of 37
------------------------------------------------------------------------------
                              ATI TECHNOLOGIES INC.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                             THIS BOOKLET EXPLAINS:

                     o details of the matters to be voted upon at the Meeting; and

                     o how to exercise your vote even if you are unable to attend the Meeting.

                             THIS BOOKLET CONTAINS:

                     o     the   Notice  of  Annual  and   Special   Meeting  of
                           Shareholders;

                     o     the Management Information Circular;

                     o management's request that you vote to support its proposals; and

                     o a proxy form that you may use to vote your common shares without attending the Meeting.

This Management Information Circular (the "Circular") and proxy form is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the "Company") for use at the annual and special meeting (the "Meeting") of the shareholders of the Company to be held on Tuesday, January 27, 2004.

At this Meeting, management will report on the Company's performance in fiscal 2003 and the Company's plans for the coming year. The Meeting will deal with the usual matters of corporate governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important because in addition to voting upon the usual items of business as listed above, shareholders will also be voting on special business relating to certain amendments to the Company's recently adopted Restricted Share Unit Plans.

We would like your support for all matters to be decided at the Meeting, including approval of amended Restricted Share Unit Plans. Voting in favour of the amended Restricted Share Unit Plans will facilitate further growth by permitting the Company to continue to provide appropriate incentives to attract and retain its employees, and to align the interests of senior management and directors with shareholders, through the ownership of shares while, at the same time, allowing the Company to better manage both dilution, by decreasing its reliance on the issuance of stock options, and cash flows, by providing the Company with the discretion to manage the Restricted Share Unit Plans in the manner most beneficial to the Company and its shareholders.

REGISTERED SHAREHOLDERS

PLEASE NOTE: A form of proxy (printed on blue paper) is enclosed with this booklet. This proxy form may be used to vote your common shares if you are unable to attend the Meeting in person. Instructions on how to vote using this proxy form are found on page 2 of the Circular.

NON-REGISTERED BENFICIAL SHAREHOLDERS

PLEASE NOTE: If your common shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.
-------------------------------------------------------------------------------

                              ATI TECHNOLOGIES INC.
                      NOTICE OF ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

This document provides formal notification of your invitation to attend the Annual and Special Meeting of Shareholders (the "Meeting") of ATI Technologies Inc. (the "Company"). The Meeting will be held at:

                                    The Carlu
                          444 Yonge Street, 7th Floor,
                                Toronto, Ontario
                                       on
                            Tuesday, January 27, 2004
                           at 2:00 p.m. (Toronto time)

As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the "Circular"). This Circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the proxy form to the Company's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") at the Toronto offices of CIBC Mellon, no later than 5:00 p.m. (Toronto time) on Monday, January 26, 2004 or present the proxy form at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your broker, securities dealer, bank, trust company or similar entity in order to vote your shares.

The following business will be conducted at the Meeting:

             1. presentation of the financial statements of the Company for the fiscal year ended August 31, 2003, and the auditors' report thereon;

             2.       election of directors;

             3. appointment of auditors and authorizing the directors to fix the remuneration of the auditors;

             4. consideration and, if deemed appropriate, approval of amended Restricted Share Unit Plans; and

             5. transaction of any other business that is properly brought before the Meeting.

                                            BY ORDER OF THE BOARD



                                            //Dean Blain//

Markham, Ontario                            Dean J. Blain
December 19, 2003                           Corporate Secretary

                              ATI TECHNOLOGIES INC.
                         MANAGEMENT INFORMATION CIRCULAR
                   Information for the Shareholders about the
           January 27, 2004 Annual and Special Meeting of Shareholders

This Management Information Circular (referred to as the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of ATI Technologies Inc. (the "Company") to all shareholders of the Company, for use at the Annual and Special Meeting of Shareholders (the "Meeting"), together with a Notice of Annual and Special Meeting of the Shareholders (the "Notice") and a proxy form. The Circular's purpose is:

         o to explain how you, as a shareholder of the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

         o to request that you authorize the Company's Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

         o to inform you about the business to be conducted at the Meeting, including the election of directors for the coming year; and

         o to give you some important background information to assist you in deciding how to vote.

VOTING

         Registered Shareholders

Each registered shareholder is entitled to one vote for each common share registered in his or her name as of the record date. The directors of the Company have set December 22, 2003 as the record date. If a shareholder sells some or all of the common shares that he or she owns after the record date, the person who purchased the common shares will become a shareholder of the Company, but may only vote at the Meeting if he or she has asked the Company's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), to include his or her name on the list of shareholders eligible to vote at the Meeting. This request must be made at least ten (10) days before the Meeting.

         Non-registered Beneficial Shareholders

You may be a non-registered beneficial shareholder of the Company (as opposed to a registered shareholder) if your common shares are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (called an "Intermediary"). If you are a non-registered beneficial shareholder, your Intermediary will be the entity legally entitled to vote your common shares. In order to vote your common shares, you must carefully follow the instructions that your Intermediary delivered to you with this Circular. Instead of completing the form of proxy that is printed on blue paper and may be enclosed with this Circular, you will likely be asked to complete and deliver a different form to your Intermediary. This form will instruct the Intermediary how to vote your common shares at the Meeting on your behalf. As a non-registered beneficial shareholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

                                                                   Page 8 of 37
OWNERSHIP OF SHARES

As of December 15, 2003, there were 244,458,800 common shares of the Company issued and outstanding. As far as the directors and senior officers of the Company are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Company's common shares.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 5% of the Company's common shares will constitute a quorum at the Meeting. The Company's list of shareholders as of the record date has been used to deliver to shareholders both the Notice and this Circular, as well as to determine who is eligible to vote.

VOTING IN PERSON

If you attend the Meeting in Toronto on Tuesday, January 27, 2004 and are a registered shareholder, you may cast one vote for each of your registered common shares on any and all resolutions put before the Meeting. This includes the election of directors, the other issues listed on the Notice, and any other business that may arise at the Meeting. You may dissent from any matter proposed at the Meeting by either withholding your vote from, or voting your common shares against, any resolution at the Meeting, depending on the specific resolution. If you attend the Meeting in person and are a non-registered beneficial shareholder, you will not be entitled to vote at the Meeting unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED SHAREHOLDERS

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your Intermediary's instructions on how to vote your shares.

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

         What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The document that is printed on blue paper and is enclosed with this Circular is the form of proxy that you may use to authorize another person to vote on your behalf at the Meeting. You may use this proxy form to assign your votes to the Company's Chairman (or his alternate) or to any other person of your choice. You may also use any other legal proxy form.

         Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Company's Chairman (or his alternate) or any other person that you want to be your proxyholder. Please note that your proxyholder is not required to be another shareholder of the Company. If you want to authorize the Company's Chairman (or his alternate) as your proxyholder, please leave the line near the top of the proxy form blank, as the Chairman's name and the name of his alternate, are already pre-printed on the form. If you want to authorize another person as your proxyholder, just fill in that person's name in the blank space located near the top of the enclosed proxy form and cross out the name of the Company's Chairman and his alternate.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. If you return the attached proxy form to CIBC Mellon, and have left the line for the proxyholder's name blank, then the Chairman or his alternate will automatically become your proxyholder.

         Depositing Your Proxy

To be valid, the proxy form must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to the Toronto office of the Company's transfer agent, CIBC Mellon, by either delivering it to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or faxing it to (416) 368-2502 by 5:00 p.m. (Toronto time) on Monday, January 26, 2004 (or the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting) or by presenting it at the Meeting prior to commencement of the Meeting (or at the reconvened Meeting in the event of an adjournment of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice by checking the appropriate boxes on the proxy form. If you have specified on the proxy form how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), then your proxyholder must cast your votes as instructed. By checking "WITHHOLD" on the proxy form, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your common shares as he or she sees fit. Please note that if your proxy form does not specify how to vote on any particular matter, and if you have authorized the Company's Chairman or his alternate to act as your proxyholder (by leaving the line for the proxyholder's name blank on the proxy form), your common shares will be voted at the Meeting as follows:

         o      FOR management's nominees for election as directors;

         o      FOR the reappointment of KPMG LLP as auditor; and

         o      FOR the approval of the amended Restricted Share Unit Plans.

For more information on these issues, please see the section entitled "Business of the Meeting" beginning on page five of this Circular. If any other issues properly arise at the Meeting that are not described in the Notice, or if any amendments are proposed to the matters described in the Notice, your proxyholder is entitled to vote your common shares as he or she sees fit. The Notice sets out all the matters to be determined at the Meeting that are known to management as of December 19, 2003.

         Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to CIBC Mellon, you may do so by delivering another properly executed form of proxy bearing a later date and delivering it as set out above under the heading "Depositing Your Proxy" or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to the Company at:

                          1 Commerce Valley Drive East
                                Markham, Ontario
                                     L3T 7X6
                         Attention: Corporate Secretary
                               Fax: (905) 709-6950

This revocation must be received by the Company by 5:00 p.m. (Toronto time) on Monday, January 26, 2004 (or by 5:00 p.m. (Toronto time) on the last business day before the date of any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or by the Chairman prior to the commencement of the Meeting on the day of the Meeting (or any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is deposited with CIBC Mellon on or before the deadline, 5:00 p.m. (Toronto time) on Monday, January 26, 2004, you may still vote your own common shares in person at the Meeting provided you are a registered shareholder whose name appears on the shareholders' register of the Company.

SOLICITATION OF PROXIES

The Company requests that you fill out your proxy form to ensure your votes are cast at the Meeting. If you leave the proxy form blank, and if you do not specify how your common shares are to be voted on particular resolutions, the Chairman (or his alternate) will vote your common shares as described above. This solicitation of your proxy (your vote) is made on behalf of management of the Company.

The Company will pay the cost related to the foregoing solicitation of your proxy. This solicitation will be made primarily by mail. Regular employees of the Company, or the representatives of CIBC Mellon, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes. Special resolutions require at least two-thirds of the votes cast. No special resolutions are contemplated at the Meeting. The Toronto Stock Exchange requires, however, that the resolution relating to the amended Restricted Share Unit Plans be approved by a majority of the votes cast at the Meeting by disinterested shareholders of the Company .

                             BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the seven nominees to the Board of Directors of the Company (referred to as either the "Board" or the "Board of Directors") whose names are set forth below.

Management does not contemplate that any of the nominees named below will be unable to serve as a director of the Company. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if you authorize the Company's Chairman (or his alternate) to act as your proxyholder at the Meeting, the Company's Chairman (or his alternate) reserves the discretionary right to vote for other management nominees, unless directed to withhold from voting.

At the Meeting, management will nominate the seven persons listed below for election as directors of the Company. If elected, each director will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of management's nominees are now directors of the Company and have been since the dates indicated in the list below.

The articles of incorporation of the Company provide for a minimum of three and a maximum of fifteen directors. In addition to re-nominating five directors who were elected to the Board at last year's annual meeting of the shareholders of the Company, the Company's management will also nominate two recently appointed directors, John E. Caldwell and Robert A. Young, each of whom joined the Board on October 2, 2003. Paul D. Fox, who had been a member of the Board since 1993, resigned as a director on November 6, 2003 for reasons not related to decisions or directions of the Board.

John Caldwell is a high-technology industry veteran and his qualifications to represent the shareholders of the Company include over fifteen years' experience in executive management positions. These positions included President and Chief Executive Officer at CAE Inc., a world leader in flight simulation and training systems, and President and Chief Executive Officer at GEAC Computer Corporation Limited, a leading Canadian enterprise resource planning software company. Mr. Caldwell brings extensive board level experience in such areas as audit, governance and finance. He is currently serving on several boards of directors including Cognos Inc., Faro Technologies Inc., Stelco Inc. and SMTC Corporation. Mr. Caldwell was also recently appointed as the interim Chief Executive Officer of SMTC Corporation.

Robert Young's qualifications include over thirty years' experience in executive and financial management in the information technology industry. Dr. Young was Managing Director with Dillon, Read & Co. with responsibility for technology investment banking after having served as their Managing General Partner for venture capital. He has also previously held a number of management and executive positions with IBM. His last position was as President of IBM Instruments, a fully integrated global company producing scientific computational products. Dr. Young has recently served as Chairman and Chief Executive Officer of Curl Corporation, an Internet infrastructure development company and is currently Chairman and Chief Executive Officer of IRT, Inc., a personal investment company. He is currently serving on several boards of directors including Tessera Technologies Inc., Santa Fe Imaging, Inc. and SRC Computers, Inc. Dr. Young holds a Ph.D. in Physical Chemistry from the Massachusetts Institute of Technology ("MIT"), and has served on the visiting committee of the Department of Computer Science and Electrical Engineering at MIT.

The following table states: (i) the name and jurisdiction of residence of each person proposed to be nominated for election as a director; (ii) the nominee's principal occupation and employment; (iii) the year in which each nominee became a director; (iv) and the number of common shares and deferred share units ("DSUs") (described below under the heading "Compensation of Directors") of the Company beneficially owned or over which control or direction, directly or indirectly, was exercised by that nominee as of December 15, 2003.

         Management's Nominees for Election as Directors of the Company

=================  ======================================  ================= ======== ============= ===========
     Name and                    Biography                                   Year       Number of
 Jurisdiction of                                              Principal      Became      Common       Number of
    Residence                                                 Occupation    Director   Shares Held    DSUs Held
-----------------  --------------------------------------  ----------------- -------- ------------- -----------
K.Y. Ho            K.Y. Ho is one of the founders of       Chairman and         1986   4,670,440         -
                   the Company.  Mr. Ho, an electrical     Chief Executive
Toronto,           engineer, has more than twenty          Officer,
Ontario            years' experience in the management,    ATI
                   engineering, manufacturing and          Technologies
                   material and quality control areas      Inc.
                   of the computer industry.  Mr. Ho
                   previously worked at several leading
                   electronics manufacturers in Hong
                   Kong.

-----------------  --------------------------------------  ----------------- -------- ------------- -----------
Alan D. Horn (1)   Alan Horn is Vice President, Finance    Vice President,      1993    170,000        6,500
                   and Chief Financial Officer of          Finance and
Toronto,           Rogers Communications Inc.              Chief Financial
Ontario                                                    Officer,
                                                           Rogers
                                                           Communications
                                                           Inc.

-----------------  --------------------------------------  ----------------- -------- ------------- -----------
James D. Fleck     James Fleck is Chairman of Fleck        Chairman,            1995    40,000         8,125
(1) (2) (3) (4)    Management Services Ltd. and            Fleck
                   Professor Emeritus at the Rotman        Management
Toronto,           School of Management, University of     Services Ltd.
Ontario            Toronto.  Until August 1994, he was
                   Chief Executive Officer of Fleck
                   Manufacturing Inc.  Dr. Fleck was
                   Chairman of Alias Research Inc. from
                   1992 to 1995.  Dr. Fleck is a
                   director of Rogers Media Inc.,
                   Financial Models Co. Inc. and
                   Certicom Corp.

-----------------  --------------------------------------  ----------------- -------- ------------- -----------
Paul Russo (2)     Paul Russo is the principal founder     Chairman,            2002     5,000         6,500
                   of Silicon Optix Inc. and serves as     President and
Los Altos Hills,   President, Chief Executive Officer      Chief Executive
California         and Chairman of the company. Prior      Officer,
                   to Dr. Russo's founding of Silicon      Silicon Optix
                   Optix, he was the principal founder     Inc.
                   of Genesis Microchip Inc. and served
                   as Chief Executive Officer and
                   director from its inception in 1987
                   through April 2000.

-----------------  --------------------------------------  ----------------- -------- ------------- -----------
Ronald Chwang (3)  Ronald Chwang is the Chairman and       Chairman and         2003    266,500       19,500
                   President of Acer Technology            President, Acer
Los Altos Hills,   Ventures, America LLP. From 1992 to     Technology
California         1997, Dr. Chwang was President and      Ventures (ATV),
                   Chief Executive Officer of Acer         America.
                   America Corporation.  Dr. Chwang is
                   a director of Silicon Storage
                   Technology Inc., ALI Corp. (Taiwan)
                   and Ambit Microsystems Corp.
                   (Taiwan).

-----------------  --------------------------------------  ----------------- -------- ------------- -----------


                                                                  Page 13 of 37

=================  ======================================  ================= ======== ============= =========
     Name and                    Biography                                     Year      Number of
 Jurisdiction of                                              Principal       Became     Common     Number of
    Residence                                                 Occupation     Director  Shares Held  DSUs Held
-----------------  --------------------------------------  ----------------- -------- ------------- ---------
John E. Caldwell   John Caldwell is an independent         Independent          2003       -         5,416
(1) (2) (3)        consultant and corporate director       Consultant and
                   and currently acts as interim Chief     Corporate
Toronto,           Executive Officer of SMTC               Director
Ontario            Corporation.  From 2001 to 2002, Mr.
                   Caldwell was a consultant to GEAC
                   Computer Corporation Limited
                   ("GEAC") and from 2000 to 2001 he
                   was the President and Chief
                   Executive Officer of GEAC.  From
                   1993 to 1999, Mr. Caldwell was the
                   President and Chief Executive
                   Officer of CAE Inc.  Mr. Caldwell
                   also serves on the boards of Cognos
                   Inc., Faro Technologies Inc., Stelco
                   Inc. and SMTC Corporation.

-----------------  --------------------------------------  ----------------- -------- ------------- ---------
Robert A. Young    Robert Young is the Chairman and        Chairman and         2003       -         5,416
(1)                Chief Executive Officer of IRT,         Chief Executive
                   Inc. Prior to 2002, he was Chairman     Officer, IRT,
New Canaan,        and Chief Executive Officer of Curl     Inc.
Connecticut        Corporation and from 1986 to 1997,
                   was Managing Director with Dillon,
                   Read & Co.  Prior to 1986 Dr. Young
                   was President of IBM Instruments.
                   Dr. Young also serves on the boards
                   of Tessera Technologies Inc., Santa
                   Fe Imaging, Inc. and SRC Computers,
                   Inc.

-----------------  --------------------------------------  ----------------- -------- ------------- ---------


(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance and Nominations Committee.

(4) Lead director of the Board.

Except as noted in the biographies set out above, all of the directors of the Company have held their principal occupation as noted opposite their respective names throughout the past five years.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders and to vote to authorize the directors of the Company to fix the auditors' remuneration. KPMG LLP have served as auditors of the Company since 1987.

         Audit and Audit-Related Fees

Audit fees paid to KPMG LLP totalled $284,000 in 2003 and $207,000 in 2002. Audit fees include fees associated with the annual audit of the Company's consolidated financial statements and annual audits of certain statutory financial statements.

Audit-related fees paid to KPMG LLP totalled $107,000 in 2003 and $49,000 in 2002. 2003 audit-related fees include fees for interim review procedures performed in connection with the Company's quarterly reports and other accounting advisory and assistance services. Audit-related fees for 2002 include fees associated with accounting advisory and assistance services.

         Non-Audit Fees

Fees paid to KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totalled approximately $195,000 in 2003 and $191,000 in 2002.

Fees paid to KPMG LLP for other services not described above totalled $845,000 in 2003. These fees related to services provided to the legal counsel retained by the Board of Directors in connection with the notice of hearing filed by the Ontario Securities Commission in January 2003. No fees were paid to KPMG LLP in 2002 for other services not described above.

APPROVAL OF AMENDED RESTRICTED SHARE UNIT PLANS

In keeping with the Company's commitment at the last annual meeting of shareholders to explore alternative forms of stock-based compensation, as well as recognizing the changing landscape of equity based compensation programs, the Company intends to use an effective blend of options and/or restricted share units ("RSUs") to attract and retain its world class, highly skilled workforce.

Shareholders are being asked to approve amended Restricted Share Unit Plans (the "RSU Plans"). Details of the RSU Plans are outlined below. The key components of the proposal are as follows:

         o    to approve the amendment and restatement of the existing RSU
              Plans to allow the Company to issue common shares from treasury to satisfy all or a portion of RSU awards in the future;

         o to maintain the maximum number of common shares available for issuance under all of the Company's share compensation arrangements at the same level as currently has been approved (i.e., there will be NO increase in the maximum number of common shares available for issuance under the Company's Stock Option Plan and RSU Plans); and

         o to confirm the availability for issuance under the RSU Plans of the common shares that are available for issuance under the Company's Share Option Plan.

This is beneficial to shareholders for two reasons. First, when RSUs are granted from treasury, there is no cash flow impact, and second, the Company expects to issue fewer RSUs than the number of options historically granted as a result of the way in which RSUs are valued (the Company estimates a reduction in dilution of up to two-thirds).

         Background

         Share Option Plan

The Company's Share Option Plan (the "Option Plan") operates for the benefit of shareholders by allowing the Company to attract and retain employees in the competitive high-tech sector and by aligning the interests of employees, officers and directors with those of shareholders. At last year's annual meeting, shareholders approved an increase in the maximum number of common shares available for the grant of options under the Option Plan to 47,000,000. Between November 23, 2002 (the date referenced in last year's Management Information Circular) and December 15, 2003, 6,232,746 options have been exercised. As a result, there are currently 40,767,254 common shares available for issuance upon the exercise of options, of which 24,280,424 are reserved to be issued pursuant to options that have already been granted (currently representing 9.9% of the Company's issued and outstanding common shares). 16,486,830 common shares are available to be issued pursuant to the exercise of options that may be granted under the Option Plan in the future.

The Option Plan is the only share compensation arrangement under which the Company may grant options. In connection with the Company's acquisition of ArtX, Inc. ("ArtX") in April of 2000, as part of the acquisition terms, the Company assumed all options outstanding under ArtX's 1997 Equity Incentive Plan (the "ArtX Plan"). As at December 15, 2003, under the ArtX Plan, options to purchase 2,168,628 common shares of the Company were outstanding. No further options may be granted under the ArtX Plan.

         Restricted Share Unit Plans

While stock options remain an important component of employee compensation within the high-tech industry, in October 2003 the Company announced the adoption of plans to grant RSUs as part of the Company's overall stock-based compensation plan. The RSU Plans allow employees to earn actual shares of the Company over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors (the "Canadian Plan"), a plan for U.S. employees and directors (the "U.S. Plan"), and a plan for all other employees and directors (the "Global Plan"). In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the "participants") and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board.

Under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, the Company provides funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting period has been met. Similarly, under the U.S. Plan, the Company provides funds to a U.S. broker, who purchases common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting period.

Under the Global Plan, participants are not entitled to receive common shares upon the vesting of their RSUs. Rather, once an RSU vests, the participant under the Global Plan is only entitled to receive a cash payment from the Company equal to the number of RSUs awarded to such participant multiplied by the weighted average trading price of the common shares on the NASDAQ Stock Market over the five trading days immediately preceding the relevant vesting date.

In October 2003, the Company awarded a total of 1,556,239 RSUs to approximately 1,500 employees in respect of the fiscal year ended August 31, 2003 (representing less than 7/10 of 1% of the current issued capital of the Company). 953,931 RSUs have been awarded under the Canadian Plan, 513,962 RSUs have been awarded under the U.S. Plan and 88,346 RSUs have been awarded under the Global Plan. Of the RSUs awarded, 1,304,239 RSUs have been awarded to employees (excluding officers) and 252,000 RSUs have been awarded to officers. No RSUs have been awarded to members of the Board of Directors.

All RSUs awarded vest over a period of three years, with one-third of the RSUs awarded to each participant vesting on each of the first three anniversaries of the grant. In the event of an approved leave of absence such as disability, maternity or parental leave, the RSUs continue to vest. On termination of employment, all unvested RSUs are forfeited. In the event of death of a participant while actively employed by the Company, all unvested RSUs are immediately vested and distributed to the participant's estate.

RSUs will be accounted for as a compensation expense under the fair value method of accounting.

         Proposal

As noted above, in accordance with the terms of the RSU Plans, all of the common shares that are delivered to Canadian and U.S. participants upon the vesting of RSUs are purchased in the open market. For the RSUs awarded to employees in respect of fiscal 2003, the Company incurred an approximate total cash outlay of U.S.$22 million to purchase the common shares required to satisfy these RSU obligations and estimates that an expense (to record this cash outlay) of approximately U.S.$2 million will be incurred for every complete quarter until the end of the vesting period in October 2006. By purchasing shares in the open market in respect of future RSU awards, the Company will avoid dilution, but would experience a drain on its cash reserves.

The Company proposes to amend and restate the RSU Plans in order to provide the Company with the ability to satisfy future RSU awards by issuing common shares from treasury. If approved, the Company will, at its option, be able to determine in advance of any vesting date in respect of RSUs granted in the future, whether the common shares to be delivered to participants under the RSU Plans will be purchased in the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances (or whether the RSUs will be satisfied by a cash distribution, treasury issuance of common shares or both under the Global Plan). With this discretion, the Company will be able to better manage its dilution and cash flow.

Recognizing that the treasury issuance of common shares in satisfaction of future RSU awards will have an effect on the dilution of the Company's common shares, the Company is not asking the shareholders to approve any increase to the potential dilution that was approved at last year's annual meeting of shareholders. Rather, shareholders are being asked to approve amended RSU Plans so that the Company may issue shares from the pool of common shares that are available to be issued under the Option Plan in order to satisfy future RSU obligations. Shares so issued will no longer be available for issuance under the Option Plan. In this regard, the Option Plan, as approved at last year's annual meeting of shareholders, provides that a maximum of 47,000,000 common shares are reserved for issuance pursuant to the Option Plan. The Company is requesting shareholders to confirm that the common shares currently reserved for issuance under the Option Plan may, alternatively, be issued under the RSU Plans. If the amended RSU Plans are approved, a maximum of 47,000,000 common shares will be available for issuance, at the Company's discretion, under either the Option Plan or the RSU Plans. For further clarity, there would be no greater potential dilution to the Company's shares than was approved at last year's annual meeting.

Furthermore, if the resolution to amend the RSU Plans is approved, the Company will also amend the RSU Plans to provide that the number of common shares reserved for issuance and which may be issued pursuant to the RSU Plans, the Option Plan and any other share compensation arrangements established by the Company shall be limited so that (i) the number of common shares reserved for issuance to any one individual shall not exceed 5% of the outstanding issue;
(ii) the number of common shares reserved for issuance pursuant to stock options and RSUs granted to insiders (as defined in the Securities Act (Ontario)) shall not exceed 10% of the outstanding issue; (iii) the number of common shares that may be issued to insiders within any one-year period shall not exceed 10% of the outstanding issue; and (iv) the number of common shares that may be issued to any one insider and such insider's associates (as defined in the Securities Act (Ontario)) within any one-year period shall not exceed 5% of the outstanding issue. For the purposes of the foregoing, "outstanding issue" means on any date, the number of common shares of the Company issued and outstanding, excluding common shares issued pursuant to the Company's share compensation arrangements during the one-year period immediately preceding such date.

Based on the above, the directors recommend that the shareholders vote in favour of a resolution to: (i) approve the amended RSU Plans as described above; and
(ii) confirm the availability for issuance under the RSU Plans of the common shares that are available for issuance under the Option Plan up to an aggregate maximum of 47,000,000 common shares.

The persons named in the accompanying form of proxy intend to vote for the resolution described above. In accordance with the requirements of the Toronto Stock Exchange, in order to be effective the resolution must be passed by a majority of the votes cast at the Meeting, excluding all shares held by insiders of the Company (other than persons who are insiders of the Company solely by virtue of being a director or senior officer of a subsidiary of the Company) who are eligible to participate in the RSU Plans and their associates. Currently, such persons hold approximately 11,485,635 common shares of the Company.

If this resolution is not approved by shareholders, the existing RSU Plans will not be amended but will remain in effect in accordance with their current terms.

                             EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three fiscal years by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company. All amounts in the following Summary Compensation Table are expressed in United States dollars unless otherwise specified. This is consistent with the Company's financial reporting.

                           Summary Compensation Table
                 (All dollar amounts are stated in U.S. Dollars)

=================================== ================================= ====================================== ================

                                          Annual Compensation                Long Term Compensation
----------------------------------- --------------------------------- ------------------------- ------------ ----------------
                                                                               Awards             Payouts
-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ ----------------
                                                                      Securities
                                                           Other         Under     Restricted
                                                           Other       Options/     Shares or
                                                           Annual        SARs      Restricted      LTIP         All Other
Name and                   Fiscal    Salary    Bonus    Compensation    Granted       Share       Payouts     Compensation
Principal Position          Year      ($)       ($)       ($) (1)         (#)       Units ($)       ($)            ($)
-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------
K.Y. Ho (2)                 2003     185,625   116,016       -             -             -            -              -
Chairman,                   2002     188,946    70,180       -             -             -            -              -
Chief Executive Officer     2001     177,375    62,081       -             -             -            -              -

-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------
David Orton (3)             2003     300,000   200,000   95,698 (4)        -             -       934,037 (5)         -
President,                  2002     300,000   145,000  133,065 (4)     350,211 (5)      -            -              -
Chief Operating Officer     2001     300,000   105,000  139,315 (4)        -             -            -              -

-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------
Rick Bergman (3) (6)        2003     280,000   210,000       -             -        347,280 (7)       -              -
Senior Vice President,      2002     278,333    80,000       -           60,000          -            -              -
Marketing, General          2001     168,500    75,000       -          250,000          -            -         70,000 (8)
Manager,
Desktop Business
-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------
Rick Hegberg (3) (9)        2003     251,955   122,000       -          250,000          -            -              -
Senior Vice President,      2002           -         -       -             -             -            -              -
Worldwide Sales             2001           -         -       -             -             -            -              -

-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------
Adrian Hartog (2)           2003     202,500    74,250       -             -        464,373 (10)     -              -
Senior Vice President,      2002     202,500    54,230       -           90,000          -           -              -
Consumer Business, Chief    2001     174,646    54,825       -          100,000          -           -              -
Technology Officer
-------------------------- -------- --------- --------- ------------- ------------ ------------ ------------ -------------


(1) Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of: Cdn.$50,000 and 10% of the total annual salary and bonus of the named executive officer for the fiscal year.

(2) Mr. Ho and Mr. Hartog were domiciled in Canada and paid in Canadian dollars. All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.675 to Cdn.$1.00 (2002 - U.S.$0.638; 2001 - U.S.$0.645) for the
year ended August 31, 2003.

(3) Messrs. Orton, Bergman, and Hegberg were domiciled in the United States and paid in United States dollars.

(4) Represents amounts forgiven under a note entered into between ArtX and Mr. Orton on May 13, 1999. See "Indebtedness of Directors, Executive Officers and Senior Officers".

(5) These options were granted pursuant to incentive arrangements implemented in 2002. Following the Company's successful entry into the specified business arrangements during fiscal 2003, the options become exercisable, subject to vesting, and the first of three incentive payments was made.

(6) Mr. Bergman was an employee of the Company for approximately eight months of fiscal 2001.

(7) Represents an award of 24,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $347,280 based on the market price of the Company's common shares at the time of the grant.

(8) Mr. Bergman received a signing bonus on January 31, 2001.

(9) Mr. Hegberg was an employee of the Company for approximately eight months of fiscal 2003.

(10) Represents an award of 36,000 RSUs made in October 2003 in respect of the fiscal year ended August 31, 2003, which RSUs are valued at $464,373 based on the market price of the Company's common shares at the time of the grant.

       Option/SAR Grants During the Most Recently Completed Financial Year

================ ================= =============== =============== ================== ==================
                                                                    Market Value of
                                     % of Total                       Securities
                                    Options/SARs                      Underlying
                    Securities       Granted to                     Options/SARs on
                      Under         Employees in    Exercise or       the Date of
                   Options/SARs         2003         Base Price          Grant
        Name       Granted (#)     Financial Year   ($/Security)     ($/Security)        Expiration Date

---------------- ----------------- --------------- --------------- ------------------ ------------------
K.Y. Ho                 -                -               -                 -                    -
---------------- ----------------- --------------- --------------- ------------------ ------------------
David Orton             -                -               -                 -                    -
---------------- ----------------- --------------- --------------- ------------------ ------------------
Rick Bergman            -                -               -                 -                    -
---------------- ----------------- --------------- --------------- ------------------ ------------------
Rick Hegberg (1)     250,000         27.5% (2)        U.S.4.48         U.S.4.48         January 31, 2010
---------------- ----------------- --------------- --------------- ------------------ ------------------
Adrian Hartog           -                -               -                 -                    -
---------------- ----------------- --------------- --------------- ------------------ ------------------


(1) These options vest 25% on January 31, 2004 and 6.25% every three months thereafter commencing on April 30, 2004 until fully vested on January 31, 2007.

(2) In fiscal 2003, options were only granted to employees who were hired during the year.

  Aggregated Option/SAR Exercises During the Most Recently Completed Financial
                 Year and Financial Year-End Option/SAR Values


================== ============= ================= =================== =========================
                                                                          Value of Unexercised
                                                       Unexercised     in-the-Money Options/SARs
                                                     Options/SARs at               at
                    Securities                       August 31, 2003        August 31, 2003
                   Acquired on    Aggregate Value          (#)                  ($) (1)
                     Exercise         Realized         Exercisable/           Exercisable/
Name                   (#)              ($)           Unexercisable          Unexercisable
------------------ ------------- ----------------- ------------------- -------------------------
K.Y. Ho               94,800        Cdn.422,808         40,000 / 0          Cdn.115,000 / 0
------------------ ------------- ----------------- ------------------- -------------------------
David Orton             -                -          369,415 / 262,658  U.S.4,872,964 / 2,138,036
------------------ ------------- ----------------- ------------------- -------------------------
Rick Bergman            -                -          123,125 / 101,875  Cdn.1,434,881 / 1,183,119
                                                     18,750 / 41,250      U.S.38,625 / 84,975
------------------ ------------- ----------------- ------------------- -------------------------
Rick Hegberg            -                -             0 / 250,000         U.S.0 / 2,655,000
------------------ ------------- ----------------- ------------------- -------------------------
Adrian Hartog         62,800        Cdn.243,664     314,375 / 105,625   Cdn.2,508,813 / 629,238
------------------ ------------- ----------------- ------------------- -------------------------


(1) Based on the closing price of Cdn.$20.90 and U.S.$15.10 of the Company's common shares on the Toronto Stock Exchange and the NASDAQ Stock Market, respectively, on August 30, 2003.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director or officer or proposed nominee.

   Table of Indebtedness of Directors, Executive Officers and Senior Officers

=====================================================================================================================
                                                    Largest Amount                               Amount Forgiven
                                                  Outstanding During                            During the Fiscal
Name, Municipality of                           the Fiscal Year Ended                         Year Ended August 31,
Residence and Principal    Involvement of the      August 31, 2003     Amount Outstanding as           2003
Position                 Company or Subsidiary           ($)            at December 15, 2003           ($)
---------------------------------------------------------------------------------------------------------------------
David Orton                   Lender(1)               U.S.93,750               -                  U.S.95,698(2)
Los Altos, California
President, Chief
Operating Officer
---------------------------------------------------------------------------------------------------------------------


(1) This arrangement was entered into between Mr. Orton and ArtX in May of 1999. The original principal amount of the note was U.S.$500,000. The rate of interest was 5.0% per annum, compounded annually. The note matured on May 13, 2003, and in accordance with the terms of the note, as Mr. Orton remained employed with the Company, the obligations under the note were forgiven in full.

(2)  Includes accrued interest.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee oversees and makes recommendations to the Board of Directors on all aspects of compensation payable to the Chief Executive Officer and the President and Chief Operating Officer of the Company. The Compensation Committee is currently composed of three members of the Board of Directors who are neither employees nor former employees of the Company. During fiscal 2003, the members of the Compensation Committee were as follows: Paul Fox, Paul Russo and Alan Horn. The Compensation Committee members are currently: John Caldwell, Paul Russo and James Fleck. The Compensation Committee invites the Vice President, Human Resources to attend most meetings to provide advice and consultation as required.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy of the Company is designed to remunerate the Company's executives with compensation that is competitive in the high-tech market place in which the Company operates and sources talent, with a particular emphasis on comparable hardware and semiconductor companies. More specifically, the total compensation package is targeted at the 67th percentile of the applicable comparator group in the country which the executive resides and is comprised of a base salary and variable (at-risk) pay consisting of short term and long term incentives.

Executives are given the opportunity to earn annual performance-based bonuses and be granted stock options and RSUs at the sole discretion of the Company. Both incentive plans are intended to motivate executives to meet and exceed individual objectives and pre-established corporate financial objectives, as well as to align the financial interests of the executives with the financial interests of the shareholders of the Company. Consistent with the high-tech market place, a heavy emphasis is placed on variable (at-risk) long-term incentives with the objective of aligning executive interests with shareholder interests and enhancing shareholder value.

Executives are also eligible for Company benefits consistent with other non-officer employees. The Company does not have an employee or executive pension plan, nor are such plans being contemplated.

The Compensation Committee reviews and assesses the competitiveness and appropriateness of the compensation package of the Chief Executive Officer and the President and Chief Operating Officer. In conducting the review, the Compensation Committee considers, among other things, individual performance assessments undertaken by the Compensation Committee, the Company's performance and relative shareholder return, alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. The Compensation Committee also reviews the President and Chief Operating Officer's recommendations regarding the compensation package of the Company's other executive officers.

         Salary

Salaries for each of the Company's executive officers take into consideration the individual's position in the Company, the individual's ability to contribute to the Company's performance, amounts paid by companies in the same industry for comparable positions and the individual's degree of responsibility within the Company.

         Annual Bonus

As noted above, each executive officer of the Company has an opportunity to earn an annual performance bonus. Generally, the target bonus for each executive is expressed as a percentage of base salary and is commensurate with bonuses which are competitive in the industry for the position. A bonus is only payable in the event that the Company achieves specific financial metrics.

Annually, the specific financial metrics are established by the Chief Executive Officer and President and Chief Operating Officer for review by the Compensation Committee and, if approved at this level, are recommended for approval by the Board of Directors. In fiscal 2003, the Board of Directors approved specific earnings per share ("EPS") targets and payout levels indicative of overall Company performance. The total annual executive bonus pool is funded proportionate to the Company's performance relative to these financial metrics. If specific EPS targets are met, the annual bonus pool would be the sum of individual executive target bonuses. If the Company's EPS objectives are exceeded, then the bonus pool would be increased above the total annual target pool. If the Company's EPS results do not meet a pre-established minimum threshold, no bonuses are payable. The bonus payable to all executive officers, including the Chief Executive Officer and Chief Operating Officer, is based on the individual's target bonus subject to adjustment by an individual performance factor reflective of the executive's achievement of specific individual performance goals set and assessed by the President and Chief Operating Officer.

                                                                  Page 22 of 37
         Long Term Incentives

The Company has established the Option Plan, the RSU Plans and a Share Purchase Plan, which are designed to encourage all eligible employees, officers (including executive officers) and directors of the Company to align their interests directly to those of shareholders and benefit shareholders by allowing the Company to attract and retain employees in the competitive high-tech sector where such compensation activities are standard.

The Compensation Committee is responsible for establishing and monitoring the overall policy for the Option Plan, Share Purchase Plan and RSU Plans. This responsibility includes the consideration of proposed option and RSU grants, as required, and the making of appropriate recommendations to the Board of Directors for approval. The Compensation Committee has specific responsibility for reviewing the proposed grants of stock options and/or RSUs to executive officers of the Company.

The number of stock options and/or RSUs granted to executive officers is based upon the same factors as are relevant in setting the salary and annual bonus of executive officers.

         Share Option Plan

As noted above, the Company maintains an Option Plan under which employees, officers (including executive officers) and directors of the Company, are eligible to receive stock options. Over 1,700 employees of the Company have been awarded stock options pursuant to the Option Plan. The following is a summary of the Option Plan.

Subject to the requirements of the Option Plan, the Board of Directors has the authority to select those employees, officers and directors to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing common shares under the Option Plan is equal to the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the option is to be effective. The options granted pursuant to the Option Plan are not transferable. The Option Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements established by the Company is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider's associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

A total of 907,550 options were granted in fiscal 2003. All were granted to employees hired during the year.

         Restricted Share Unit Plans

Details of the RSU Plans that the Company has adopted are outlined under the heading "Background" under the preceding section titled "Approval of Amended Restricted Share Unit Plans".

         Share Purchase Plan

The Company established the Share Purchase Plan to provide employees with an opportunity to purchase common shares of the Company, furthering participants' alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, the Company contributes $l.50 for every $9.00 contributed by an employee to acquire common shares of the Company. The Share Purchase Plan is currently available to employees in Canada and the United States.

                                                                  Page 23 of 37
         Other Long Term Incentives

Under incentive arrangements implemented in 2002, the Company's President and Chief Operating Officer, David Orton, among others, participates in a performance-based incentive which is conditional upon the Company being successful in entering into specified business arrangements with a third party during the fiscal year ending August 31, 2003. The Committee believes that achievement of certain pre-determined milestones relating to the third party arrangements is consistent with the long term objectives of the Company. The incentive payable to Mr. Orton consists of (i) cash payments of U.S.$934,037 payable upon achievement of each of three specified milestones (relating to the third party arrangements) over an estimated period of three years, and (ii) options to purchase up to 350,211 common shares of the Company granted under the Option Plan at an exercise price of U.S.$6.96 per share and which are only exercisable in the event that the Company is successful in entering into such arrangements. During fiscal 2003, the Company successfully entered into the third party arrangements and, as a result, the first of the three potential incentive payments was made and the options became exercisable subject to vesting requirements.

         Chief Executive Officer's Compensation

Mr. Ho was one of the founders of the Company in 1985 and has served as its Chief Executive Officer since August, l986. The Compensation Committee is responsible for recommending his salary, bonus and any stock options or other share based equity awards. As a founder of the Company, Mr. Ho has elected to receive a salary significantly below levels paid to other chief executive officers in the industry.

For fiscal 2003, Mr. Ho's bonus was based on the achievement of the same EPS target set for all of the executive officers. Based on the level of achievement of the Company, Mr. Ho earned a bonus of U.S.$116,016 for fiscal 2003.

         Summary

The Compensation Committee will continue to monitor and evaluate the Company's executive compensation policies on an on-going basis to ensure that the Company's compensation practices and policies are consistent with the objective of enhancing shareholder value.

The foregoing Report on Executive Compensation was submitted by the members of the Compensation Committee - John Caldwell, Paul Russo and James Fleck.

COMPENSATION OF DIRECTORS

Directors' compensation was recently reviewed in the context of best practices in order to better align director interests with shareholder interests. A competitive benchmark analysis on directors' compensation for high-tech companies in both Canada and the United States was completed with an independent consulting firm. As a result of the review, it was determined that compensation for directors of the Company should be targeted at the 50th percentile of the U.S. technology comparator group. Director compensation was previously composed of at-risk stock options. In keeping with the Company's change in stock-based compensation for executives and employees, Board remuneration has been modified by introducing a cash component and replacing at-risk stock options with deferred share units ("DSUs", described below). Overall director compensation has been reduced under the new compensation arrangements based upon the current value of stock options that would have been awarded to directors in 2003 under the previous compensation package. In addition, minimum share ownership guidelines have been established. Based upon this review, for 2003 the following new annual compensation package was implemented for non-management directors:

Board Member Retainer:                      $25,000 per annum and 6,500 DSUs
Committee Member Retainer:                  $3,000 per annum
Board and Committee Meeting Fee:            $1,500
Lead Director Retainer:                     $25,000 and 1,625 DSUs
Audit Committee Chair Retainer:             $7,500
Other Committee Chair Retainer:             $3,000
Initial Award for New Directors:            3,250 DSUs


The cash portion of retainers and fees is payable in the currency of the director's country of residence. Related expenses incurred by directors are reimbursed by the Company. In addition to the compensation described above, directors who undertook special assignments on behalf of the Board during fiscal 2003 were compensated in an aggregate amount of $104,690. The annual compensation package for directors will be reviewed on an annual basis.

The Deferred Share Unit Plan (the "DSU Plan") has been established for non-management directors. A DSU is a unit equivalent in value to one common share of the Company based on the five day average trading price of the Company's common shares on the NASDAQ Stock Market (the "Weighted Average Price") immediately prior to the date on which the value of the DSU is determined. DSUs may not be redeemed until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director's period of Board service. On termination or retirement from the Board, the director will be unable to redeem DSUs during the six month period following their departure from the Board. DSUs must however, be redeemed within the maximum time period allowed by Canada Custom and Revenue Agency (i.e., by the end of December in the year following the year of departure from the Board). Upon redemption, the Company will make a cash payment equal to the number of DSUs held multiplied by the Weighted Average Price as of the redemption date. No common shares are issuable or may be acquired by directors under the DSU Plan.

The initial DSU award for newly appointed directors noted above is in addition to the annual DSU retainer and is subject to a one year vesting requirement. Annual retainers in the form of DSUs will be pro-rated for directors appointed between annual meetings, based upon the number of months of service during the twelve months ending January 31.

For 2003, directors elected prior to 2003 each received an annual grant of 6,500 DSUs instead of 25,000 stock options which had been granted in prior years. Dr. Fleck as lead director, also received a grant of 1,625 DSUs. As a transitional matter, Dr. Chwang, who was appointed at the last annual meeting, received a grant of 19,500 DSUs instead of the 75,000 stock options that had been granted to newly elected directors in prior years. Mr. Caldwell and Dr. Young, appointed to the Board in October 2003, each received a grant of 5,416 DSUs, including an annual grant pro-rated for a four month period. No stock options were granted to directors during 2003. During fiscal 2003, Mr. Fox provided legal services to the Company for which his firm received total fees of approximately $31,285.

To further ensure that directors' compensation is aligned with shareholders' equity, share ownership guidelines have been adopted. Directors are required to own at least U.S.$350,000 in Company shares and/or DSUs. For purposes of these guidelines, the value of the shares or DSUs will be based on the higher of current market value and the acquisition value. To facilitate the establishment of these ownership guidelines, current directors and subsequently any new directors will be allowed to accumulate the requisite amount of Company shares and/or DSUs over a three year period. Once the ownership guidelines have been met, the director will have the option to receive their annual DSU grant in RSUs issued under the Company's RSU Plans.

DIRECTORS AND OFFICERS INSURANCE

Directors and officers are insured against liability in their capacity as directors and officers under coverage maintained by the Company. The total coverage has a liability limit of U.S.$20,000,000 comprised of U.S.$10,000,000 of primary coverage and U.S.$10,000,000 in secondary coverage with a deductible of U.S.$5,000,000 (each loss). During fiscal 2003, the annualized premium was approximately U.S.$2,100,000. No allocation of the premium is made to directors or officers as individuals.

INVESTMENT PERFORMANCE GRAPH

The following graph shows a five year comparison of the percentage change in the Company's cumulative total shareholder return on Cdn.$100 invested in its common shares on August 31, 1998 with the cumulative total return of the TSX/S&P Composite Index over the same period.

                    Cumulative Value of a Cdn.$100 Investment

                                [OBJECT OMITTED]

================= ======== ======== ========= ======== ======== =======
                    Aug.     Aug.      Aug.      Aug.    Aug.     Aug.
                   31/98    31/99     31/00     31/01   31/02    31/03
----------------- -------- -------- --------- -------- -------- -------
TSX/S&P             100    128      209       140      127      147
----------------- -------- -------- --------- -------- -------- -------
ATI                 100    106      85        85       55       126
----------------- -------- -------- --------- -------- -------- -------

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In fiscal 2003, the Company undertook a significant review of its corporate governance policies and practices. The Board of Directors and management reviewed the Company's corporate governance policies in light of existing and proposed corporate governance requirements and best practices standards in Canada and the United States. In addition to the corporate governance guidelines set out in the Toronto Stock Exchange Company Manual (the "TSX Guidelines"), the Company is, or will be, subject to many of the provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and related rules of the U.S. Securities and Exchange Commission, proposed rules of the Canadian Securities Administrators regarding both audit committees and the certification of certain annual and interim filings (the "CSA Proposals") and the new governance standards of the NASDAQ Stock Market (the "Nasdaq Rules"). The Toronto Stock Exchange has also proposed revised corporate governance guidelines (the "TSX Proposals"), however it is likely that these TSX Proposals will be replaced by a new policy of the Ontario Securities Commission which, at the time of printing of this Circular, has yet to be published. Although certain of these governance initiatives are not yet in force, or may not be completely applicable to non-U.S. corporations, the Company is, to the extent possible, working towards compliance with all of the applicable final standards. In this regard, in fiscal 2003, the Board of Directors adopted and approved the following:

         o    a written mandate for the Board of Directors (the "Board
              Mandate");

         o    a set of corporate governance guidelines (the "Governance
              Guidelines");

         o a written mandate for the Compensation Committee (the "Compensation Committee Mandate");

         o a charter for the Governance and Nominations Committee (the "Governance and Nominations Committee Charter"); and

         o    a Code of Ethics.

The Company is in the process of reviewing and revising its existing Corporate Disclosure Policy and Stock Trading Guidelines and is implementing a new Document Retention Policy.

BOARD MEETINGS

The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. Dr. Fleck, an unrelated and independent director, serves as lead director of the Board and chairs all meetings. The Board of Directors also functions independent of management by holding in camera executive sessions without management present at scheduled quarterly meetings. During the fiscal year ended August 31, 2003, the Board of Directors met twenty times. All directors were in attendance at eighteen of these meetings. Two directors were each unable to be in attendance at one meeting of the Board.

BOARD MANDATE

The Board of Directors adopted the Board Mandate in fiscal 2003 to confirm and enhance the Board's ongoing duty and responsibility for stewardship of the Company. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee, Compensation Committee and the Governance and Nominations Committee. Specific responsibilities of the Board of Directors set out in the Board Mandate include:

         o Appointing Management - including final approval of all senior management appointments and their compensation and the oversight of succession planning programs;

         o Strategic Planning - including the review and approval of the Company's business, financial and strategic plans;

         o Monitoring of Financial Performance - including the review and approval of the Company's audited and interim financial statements and MD & A;

         o Risk Management - including the identification of the Company's principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

         o Establishing Policies and Procedures - including the approval and monitoring of all policies and procedures related to corporate governance, ethics and confidentiality; and

         o Communication and Reporting - including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments.

CORPORATE GOVERNANCE GUIDELINES

To enhance the Company's commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Governance Guidelines in fiscal 2003. These Governance Guidelines assist the Board with respect to meeting the Company's corporate governance responsibilities. Among other things, the Governance Guidelines address the following matters:

         o Board Organization and Membership - including a lead director requirement, requirements for a minimum number of unrelated non-management directors and a prohibition on retaining unrelated directors for consulting services without Board pre-approval;

         o Board Committees - including independence and financial literacy requirements for the Audit Committee and a requirement for a majority of independent directors on all other standing committees;

         o Board Meetings - including a requirement that the directors meet in camera without management or management directors present at each scheduled quarterly Board meeting;

         o Board's Relationship with Management - including a requirement for the Board to establish general authority guidelines that place limits on management's approval authority;

         o Director Responsibilities and Performance - including the assessment of the overall performance and effectiveness of the Board and each committee on an annual basis; and

         o Ethics and Conflicts of Interest - including a general prohibition from permitting any waiver of the Company's ethics policies with respect to any director or executive officer.

CODE OF ETHICS

In fiscal 2003, the Company adopted a Code of Ethics that complies with the requirements of the Nasdaq Rules and is applicable to all of the Company's directors, officers, employees, contractors and consultants. The Code of Ethics generally outlines standards of conduct that must be met in the carrying out of one's employment with the Company including: (i) guidelines on the acceptance or offering of monetary compensation, gratuities or other advantages in the conduct of business; (ii) guidelines relating to dealings with public officials; and
(iii) prohibitions on the inappropriate gathering of competitive information. The Code of Ethics also provides detailed guidelines with respect to the identification and declaration of conflicts of interest, the protection of proprietary information and the appropriate use of the Company's computer and communications systems. The Governance and Nominations Committee monitors compliance with the Code of Ethics and approves all waivers from the Code of Ethics that are granted to employees. To date, no such waivers have been granted.

BOARD COMMITTEES

Currently, each of the Audit Committee, the Compensation Committee and the Governance and Nominations Committee are composed of outside directors all of whom are considered to be "unrelated" and "independent" as determined under the TSX Guidelines, the CSA Proposals, SOX and the Nasdaq Rules, with the exception of Dr. Chwang who serves on the Governance and Nominations Committee. Dr. Chwang is an outside director but is not considered to be independent under the Nasdaq Rules by virtue of his family relationship by marriage to an officer of the Company.

         Audit Committee

Currently, the members of the Audit Committee are Messrs. Horn (Chair), Fleck, Caldwell and Young. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also oversees the implementation and operation of internal control and financial reporting systems. During fiscal 2002, the Board adopted a charter for the Audit Committee which outlines, among other things, the responsibilities of the Audit Committee with respect to overseeing the Company's relationship with the independent auditors, reviewing the annual and interim financial statements and other financial disclosure of the Company, reviewing the quality and adequacy of and compliance with the Company's internal controls, reviewing proposed changes in accounting practices or policies and reviewing the fees of the independent auditors. The Audit Committee is also responsible for establishing policies and procedures regarding the pre-approval of all non-audit services. In accordance with the Nasdaq Rules and CSA Proposals, the members of the audit committee are all "financially literate". Mr. Horn and Mr. Caldwell, both of whom are Chartered Accountants, are each considered to be a "financial expert" as a result, in the case of Mr. Horn, of his current employment experience as the Vice-President, Finance and Chief Financial Officer of Rogers Communications Inc. and, in the case of Mr. Caldwell, his previous position as Chief Financial Officer of CAE Inc.

         Compensation Committee

Currently, the members of the Compensation Committee are Messrs. Caldwell (Chair), Fleck and Russo. Among other things, the Compensation Committee reviewed the remuneration of the Chief Executive Officer, the President and Chief Operating Officer and all senior management who report directly to the President and Chief Operating Officer, reviewed and made recommendations concerning the operation of the Company's Option Plan and Share Purchase Plan and reviewed and made recommendations with respect to the adoption of the Company's RSU Plans. During fiscal 2003, the Board adopted the Compensation Committee Mandate which outlines, among other things, the responsibilities of the Compensation Committee with respect to reviewing and making recommendations on the Company's compensation strategy, policies and process, reviewing annually the competitiveness and appropriateness of the compensation package for the Chief Executive Officer and other key senior management employees, assessing the insurance policy for directors and officers, reviewing succession plans relating to the position of Chief Executive Officer and other senior positions, administering the share based compensation plans, recommending compensation for directors and annually preparing the Report on Executive Compensation that is disclosed in the annual Management Information Circular prepared in connection with the Company's annual meeting of shareholders. The Compensation Committee is also responsible for reviewing management's policies and practices to ensure compliance with the prohibition contained in SOX with respect to the making of or arranging for personal loans to directors and senior officers.

      Governance and Nominations Committee

Currently, the members of the Governance and Nominations Committee are Messrs. Fleck (Chair), Chwang and Caldwell. Generally, the Governance and Nominations Committee oversees and assesses the functioning of the Board and the committees of the Board and identifies and recommends qualified director candidates for election to the Board. During fiscal 2003, the Board adopted the Governance and Nominations Committee Charter which outlines, among other things, the responsibilities of the Governance and Nominations Committee with respect to identifying and recommending qualified director nominees to the Board, annually reviewing and revising the Company's approach to governance issues, reviewing the Code of Ethics and periodically reviewing management's systems and practices for filing of insider reports in connection with trading in the Company's securities. The Governance and Nominations Committee is also responsible for conducting an annual assessment of the Board and its effectiveness and each committee of the Board, conducting an annual evaluation of the Chair of the Board and the Chair of each committee, and overseeing orientation programs for new directors.

COMPLIANCE WITH TSX GUIDELINES

The TSX Guidelines are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The following chart summarizes the Company's corporate governance practices with reference to the TSX Guidelines and TSX Proposals.

                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments

1. The Board should explicitly assume               YES       In fiscal 2003, the Board adopted the written Board
responsibility for stewardship of the                         Mandate, described in more detail above, which clearly
Company.                                                      outlines its duties and responsibilities in respect of the
                                                              stewardship  of  the  Company.   The  Board  also  acts  in
The TSX Proposals  state that the Board should                accordance  with the Business  Corporations  Act (Ontario),
adopt  a  formal   mandate   setting  out  its                the   Company's   constating   documents   and  all   other
stewardship responsibilities.                                 applicable   laws   and   Company   policies.   The   Board
                                                              discharges its stewardship responsibilities, in part, by
                                                              reviewing, discussing and approving the Company's strategic planning and organizational structure (i.e., overseeing
                                                              corporate performance) and supervising management. The Board approves all significant decisions that affect the Company before they are implemented and then monitors the results of such decisions.


As   part   of   the    overall    stewardship      YES       Pursuant to the Board  Mandate,  the Board is charged  with
responsibility,   the  Board   should   assume                the  responsibility  to  oversee  the  Company's  strategic
responsibility for the following matters:                     planning  process and directly  participates  in reviewing, questioning  and  approving  the  mission of the  Company's
(a) adoption  of  a  strategic   planning                     business and its  objectives  and goals.  The Board is also
process;                                                      responsible  for  reviewing  the  business,  financial  and strategic plans developed by management in order to reach
                                                              the Company's objectives and goals. The Board then monitors management's success at implementing the strategies and
                                                              plans that are approved by the Board. At least one Board
                                                              meeting each year is dedicated to the review and approval of the Company's strategic plan. The Board reviews the
                                                              Company's performance against the strategic plan at least
                                                              quarterly. As soon as is practical, management must advise the Board of any development that would have a significant impact on the strategic plan.

(b) the identification of the principal             YES       Under the Board Mandate, the Board is responsible for
risks of the Company's business and ensuring                  identifying the principal risks of the Company's business
the implementation of appropriate systems to                  and ensuring the implementation of appropriate systems to
manage these risks;                                           effectively monitor and manage these risks with a view to
                                                              achieving a proper balance between the risks incurred and
                                                              the potential return to the Company's shareholders. The
                                                              principal risks of the Company's business are outlined in
                                                              detail in the Company's Annual Information Form. The Audit
                                                              Committee, on behalf of

                                                                  Page 30 of 37

                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments

                                                              the Board, reviews reports from the internal and external
                                                              auditor with respect to significant risk areas and monitors the Company's risk management policies.

(c) succession planning, including                 YES        The Compensation Committee Mandate provides that the
appointing, training and monitoring senior                    Compensation Committee will periodically review with the
management;                                                   Chairman and Chief Executive Officer the succession plans
                                                              relating to senior management positions and will make
                                                              recommendations to the Board with respect to the selection of individuals to occupy these positions. The Compensation
                                                              Committee also reviews and revises the position descriptions and performance goals for certain senior management and
                                                              evaluates the performance of these officers against such
                                                              descriptions and goals. The Board encourages senior
                                                              management to participate in professional and personal
                                                              development activities, courses and programs.

(d) a communications policy for the                YES        The Board of Directors requires that the Company maintain
Company; and                                                  an active investor relations program and all shareholder
                                                              and investment community inquiries are directed to the
                                                              Director of Investor Relations. The Board approves all of
                                                              the Company's major communications, including annual and
                                                              quarterly reports. The Board has also adopted a Corporate
                                                              Disclosure Policy which comprehensively addresses the
                                                              dissemination of corporate information. In this regard, the
                                                              Corporate Disclosure Policy establishes a Disclosure
                                                              Committee that meets regularly to ensure the timely and
                                                              accurate disclosure of all material corporate information
                                                              and also addresses matters such as communications with
                                                              analysts.

(e) the integrity of the Company's                 YES        The Audit Committee monitors the Company's internal
internal control and management information                   controls and management information systems through
systems.                                                      reports from management and the internal and external
                                                              auditors. The Audit Committee reviews and approves all
                                                              financial statements prior to release and receives detailed financial information quarterly or more often, if required.
                                                              The Audit Committee also directly consults the Company's
                                                              auditors periodically with respect to the Company's
                                                              financial disclosure and internal financial controls.

2. The Board should be constituted  with           YES       At  August  31,  2003,   the  Board  was  composed  of  six
a  majority  of  individuals  who  qualify  as                members.  The  Board  has  concluded  that,  under  the TSX
unrelated  directors.  An  unrelated  director                Guidelines,  of the six  directors,  four (or 662/3%)  were
is  a   director   who   is   independent   of                unrelated and  independent.  Subsequent to August 31, 2003,
management  and is free from any  interest and                Mr.  Caldwell and Dr. Young were appointed as directors and
any  business  or  other   relationship   that                Mr. Fox  resigned  as a director.  The Board has  concluded
could,  or could  reasonably  be perceived to,                that  five of the  seven (or 71%)  current  members  of the
materially                                                    Board of Directors  are unrelated


                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments

interfere   with  the  director's                             directors under the TSX Guidelines. The Board believes that
ability to act with a view to the best                        the interests of minority shareholders in the Company are
interests of the Company, other than                          fairly reflected in the composition of the Board.
interests arising from shareholding.


3. The Board is required to disclose on           YES         In determining  independence, the Governance and
an annual basis the analysis of  the                          Nominations Committee considers and analyzes all of the
application of the principles supporting the                  relationships, if any, between each of the directors and
conclusions in item 2 above.                                  the Company and its subsidiaries. Mr. Ho and Dr. Chwang
                                                              were the only members of the Board during fiscal 2003 who
                                                              were not unrelated directors under the TSX Guidelines. Mr.
                                                              Ho is the Chief Executive Officer of the Company. Although
                                                              Dr. Chwang is an outside, non-management director, he is
                                                              related by marriage to an officer of the Company. All other directors were considered to be independent of management
                                                              and free of any interest or any business or other
                                                              relationship that could materially interfere with their
                                                              ability to act with a view to the best interests of the
                                                              Company. Mr. Fox, who was a director until his resignation in November 2003, was considered an unrelated director as
                                                              fees paid to him for legal services were not material to Mr.
                                                              Fox or the Company. The Board has determined that Mr.
                                                              Caldwell and Dr. Young, who were appointed in October 2003 as directors, do not have any material business or other
                                                              relationships with the Company or the Company's management and are therefore unrelated directors under the TSX
                                                              Guidelines.

4. The Board should appoint a committee           YES         In fiscal 2003, the Board created a Governance and
of directors composed exclusively of outside                  Nominations Committee for the purposes of, among other
(i.e., non-management directors), a majority                  things, proposing new nominees to the Board and assessing
of whom are unrelated directors with the                      directors on an ongoing basis. All director nominations
responsibility for proposing new nominees to                  are approved by the Governance and Nominations Committee.
the Board to the full Board and for assessing                 The Governance and Nominations Committee Charter provides
directors on an ongoing basis.                                that in recruiting and considering candidates for
                                                              director, the Governance and Nominations Committee will take into account the candidates' competencies, skills and
                                                              personal qualities and ensure that the candidates understand the demands and expectations of a director of the Company.
                                                              The Governance and Nominations Committee is also responsible for conducting annual assessments of the Board.

5. The Board should implement a process           YES        The Governance and Nominations Committee is charged with
to be carried out by a committee of the Board                the responsibility of conducting an annual evaluation of
for assessing the effectiveness of the Board                 the functioning and effectiveness of the Board, the Chair
as a whole, the committees of the Board and                  of the Board, each committee of the Board and its Chair
the contribution of individual directors.                    and individual directors. The Governance Guidelines also
                                                             provide that the suitability


                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments

                                                              of directors be reviewed when they change their principal
                                                              occupation or accept additional corporate directorships.

6. The Company, as an integral element           YES          Pursuant to the Governance and Nominations Committee
of the process for appointing new directors,                  Charter, it is the responsibility of the Governance and
should provide an orientation and education                   Nominations Committee to oversee an orientation program to
program for new recruits to the Board.                        familiarize new directors with the Company's business and
                                                              operations  (including the Company's  reporting  structure,
Under the TSX  Proposals,  the Company  should                strategic  plans,  significant  financial,  accounting  and
also provide ongoing education for the Board.                 risk  issues,   and  compliance   programs  and  policies),
                                                              management and the external auditors. Currently, when new
                                                              members of the Board are appointed they meet with management and other members of the Board to familiarize themselves
                                                              with the business of the Company and their responsibilities as members of the Board. New Board members are also provided with a manual containing a record of historical public
                                                              information as well as copies of all Board and committee
                                                              mandates and charters and corporate policies. In accordance with the TSX Proposals, the Governance and Nominations
                                                              Committee will also oversee ongoing educational
                                                              opportunities for all directors.

7. The Board should examine its size             YES          The Governance and Nominations Committee is responsible
and, with a view to determining the impact of                 for reviewing, from time to time, the size of the Board,
the number upon effectiveness, undertake                      particularly in light of its annual review of the
where appropriate a program to reduce the                     competencies, skills and personal qualities required by
number of directors to a number which                         the Board in order to add value to the Company. In fiscal
facilitates effective decision-making.                        2003, it was determined that the size of the Board should
                                                              be increased. As a result, Messrs. Caldwell and Young were appointed to the Board. With the addition of Mr. Caldwell
                                                              and Dr. Young and the resignation of Mr. Fox, the Governance and Nominations Committee has determined that Board's
                                                              current size continues to provide for the effective
                                                              functioning and decision-making of the Board as a whole.
                                                              Nevertheless, the Governance and Nominations Committee will continue to review and assess the effectiveness of the Board in fiscal 2004 and may recommend the appointment of
                                                              additional directors to the Board should appropriate
                                                              candidates be identified.

8. The Board should review the adequacy          YES          Pursuant to the Compensation Committee Charter, the
and form of the compensation of directors and                 Compensation Committee recommends to the Board the terms
ensure that compensation realistically                        upon which directors shall be compensated. The
reflects the responsibilities and risk                        Compensation Committee is responsible for ensuring that
involved in being an effective director.                      the compensation of directors, the Chair of the Board and
                                                              those acting as committee  chairs  adequately  reflects the responsibilities  they are assuming.  Director


                                                                  Page 33 of 37

                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments


                                                              compensation is discussed in more detail above under the
                                                              heading "Compensation of Directors". The Compensation
                                                              Committee is also responsible for reviewing the remuneration of the Chief Executive Officer, the President and Chief
                                                              Operating Officer and all senior management who report
                                                              directly to the President and Chief Operating Officer. For additional information please see the "Report on Executive
                                                              Compensation" above.

9. Committees of the Board should                  YES        During fiscal 2003, each of the Audit Committee,
generally be composed of outside directors, a                 Compensation Committee and Governance and Nominations
majority of whom are unrelated directors,                     Committee were comprised exclusively of outside
although some Board committees may include                    directors. All of these directors were unrelated as
one or more insider directors.                                determined under the TSX Guidelines with the exception of
                                                              Dr. Chwang, as noted above, who serves on the Governance and
                                                              Nominations Committee.

10. The Board should assume                        YES        In fiscal 2003, the Board of Directors adopted written
responsibility for, or assign to a committee                  Corporate Governance Guidelines (discussed above) to
of directors responsibility for, developing                   enhance its commitment to maintaining a high standard of
the approach to governance issues. This                       corporate governance. Furthermore, the Board has
committee would, among other things, be                       established the Governance and Nominations Committee
responsible for the Company's response to                     which, among other things, is responsible for the
these governance guidelines.                                  development, implementation and assessment of effective
                                                              corporate governance principles.

11. The  Board, together with the Chief            YES        Subject to the authority of the Board,  the Chief Executive
Executive Officer, should develop position                    Officer and President and Chief Operating  Officer have a
descriptions for the Board and for the Chief                  mandate to generally supervise the business and affairs of
Executive Officer including the definition of                 the Company. It is the responsibility of the  Governance
limits to management's responsibilities. The                  and  Nominations   Committee  to  monitor  and  assess the
Board  should  approve  or  develop corporate                 relationship between  the  Board  and  management and to
objectives  that the Chief  Executive Officer                 define  the  limits to  management's responsibilities. In
is  responsible for meeting and assess the                    this regard, the Board requires management to ensure that
Chief Executive Officer against these                         all  transactions or matters of a material nature are
objectives.                                                   presented by management  to the Board for approval. It is
                                                              the Compensation Committee's responsibility to review and
                                                              revise the position description of the Chief Executive
                                                              Officer and President and Chief Operating Officer and to
                                                              determine the performance goals that the Chief Executive
                                                              Officer and President and Chief Operating Officer are
                                                              responsible for meeting.

12. The Board should have in place                 YES        The Board of Directors believes that it has functioned,
appropriate structures and procedures to                      and believes that it can continue to function, independent
ensure that the Board can function                            of management as required. Mr. Ho, who is the Chief
independently of management. An appropriate                   Executive Officer, currently serves as Chairman of the
structure would be to: (i) appoint a chair of                 Board of Directors. In fiscal 2003, Dr. Fleck was
the Board who is not a                                        appointed as the lead director to ensure greater


                                                Does the
                                                Company
TSX Corporate Governance Guideline              comply?       Comments

member of management with responsibility to                   independence of the Board from  management. The Governance
ensure that the board discharges its                          Guidelines require directors to meet in camera without
responsibilities; or (ii) assign  this                        management or management directors present at each
responsibility to an outside director, sometimes              scheduled quarterly meeting of the Board. The
referred to as the "lead director". The chair or              Compensation Committee,  Audit Committee and Governance and
lead director should ensure that the Board carries            Nominations Committee are each composed entirely of
out its responsibilities effectively which will               outside directors.
involve the Board  meeting on a regular basis
without  management  present  and may involve
assigning  the responsibility for
administering  the  Board's   relationship  to
management to a committee of the Board.

13. The audit committee of the  Board              YES        The Board has  adopted a charter  for the Audit  Committee,
should be  composed only of outside                           which sets out the  mandate for the Audit  Committee. The
directors. The roles and  responsibilities of                 Audit  Committee is responsible for engaging and overseeing
the Audit Committee  should  be  specifically                 the Company's  auditor,  maintaining  direct communication
defined so as to provide appropriate  guidance                with   the   Company's auditor  and  determining   the
to  Audit  Committee  members  as  to  their                  compensation  of the  Company's  auditor. It is  also  the
duties. The Audit Committee should  have                      Audit Committee's  responsibility to review the quality and
direct communication  channels  with   the                    adequacy of and  compliance  with the  Company's  internal
internal and external  auditors to discuss and                controls. The Audit Committee  must approve all non-audit
review  specific  issues as  appropriate. The                 work performed by the Company's auditor.
Audit  Committee duties  should  include  the
oversight responsibility  for management
reporting  on  internal  control. While it is
management's responsibility  to design and
implement  an  effective  system of internal
control,  it  is  the  responsibility of  the
Audit  Committee to ensure that management has
done so.

14. The Board  should implement a system           YES       Individual  members of the Board are  permitted  to engage,
that enables an individual director to engage                at the Company's expense, outside advisors when
an outside advisor at the Company's  expense                 necessary.
in the appropriate circumstances. The
engagement of the outside  advisor should be
subject to the approval of an appropriate
committee of the Board.


OTHER BUSINESS

Management does not know of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

ADDITIONAL INFORMATION

Current financial information on the Company is provided in the Company's comparative financial statements and MD&A for the most recently completed financial year. This information and additional information relating to the Company can be found on the SEDAR web site at www.sedar.com and on the Company's website at www.ati.com.

Copies of the Company's latest Annual Information Form, together with any document incorporated therein by reference, Annual Report and Financial Statements and Management Information Circular may be obtained upon request to the Company's Director of Investor Relations. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors.


DATED at Markham, Ontario, on December 19, 2003.


                                                      //Dean Blain//

                                                      Dean J. Blain
                                                      Corporate Secretary

                              ATI TECHNOLOGIES INC.

                                  FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF ATI TECHNOLOGIES INC. FOR USE
              AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO
                                   BE HELD ON
                           TUESDAY, JANUARY 27, 2004.

              The undersigned shareholder of ATI TECHNOLOGIES INC. (the "Company") hereby appoints K.Y. Ho or, failing him, David Orton or, instead of either of them appoints as _________________________________________ the lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for the undersigned in respect of all common shares held by the undersigned at the above noted meeting or at any and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present, and hereby revokes any proxy previously given. Without limiting the general authorization and powers hereby given, the proxyholder is specifically directed to vote as follows:

1.      Election of Directors

        --- FOR or WITHHOLD FROM VOTING --- in respect of the election of each of the following nominees: John E. Caldwell, Ronald Chwang, James
             D. Fleck, K.Y. Ho, Alan D. Horn, Paul Russo and Robert A. Young as directors of the Company.

2.      Appointment of Auditors

        --- FOR or WITHHOLD FROM VOTING --- in respect of the appointment of KPMG LLP as auditors for the coming year and authorizing the directors to fix their remuneration.

3.      Amended Restricted Share Unit Plans

        --- FOR or AGAINST --- the approval of the amended restricted share unit plans as described in the Management Information Circular and confirmation of the availability for issuance under the amended restricted share unit plans of the common shares that are available for issuance under the Company's stock option plan up to an aggregate maximum of 47,000,000 common shares.

         The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting of Shareholders and the Management Information Circular.

Dated:
       ------------------------------        ----------------------------------
                                             Name of Shareholder (please print)

                                             ----------------------------------
                                             Signature of Shareholder
INSTRUCTIONS:

1. The common shares represented by this proxy will be voted as directed by the shareholder. If no directions are given, the proxy will be voted FOR items 1 to 3 above. This proxy confers discretionary authority with respect to amendments or variations to the matters set out above and any other matters which may properly be brought before the above noted meeting and, in any such event, the common shares represented by this proxy will be voted in the discretion of the proxyholder named herein.

2. Shareholders have the right to appoint any person (who need not be a shareholder) to attend and act on their behalf at the Meeting. If you desire to exercise such right and appoint another person other than K.Y. Ho or David Orton as your proxyholder, strike out K.Y. Ho's and David Orton's names above and insert the name of such other person in the blank space provided.

3. This form of proxy must be dated and signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please give full title of such. In the case of joint shareholders, each must sign. Proxies from a corporation must be signed under corporate seal by an officer thereof, or by an attorney thereof duly authorized in writing.

4. If this proxy is not dated in the space above, upon receipt it will be deemed to bear the date on which it is mailed or delivered.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ATI TECHNOLOGIES INC.



Date:  January 2, 2004         By: //Terry Nickerson//
                                   -------------------------------------------
                                   Name:    Terry Nickerson
                                   Title:   Senior Vice President, Finance and
                                            Chief Financial Officer